(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-13828

CUSIP NUMBER 552715104

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MEMC Electronic Materials, Inc.
Full Name of Registrant

Former Name if Applicable

501 Pearl Drive (City of O’Fallon)
Address of Principal Executive Office (Street and Number)

St. Peters, Missouri 63376
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2006 cannot be filed by the prescribed due date.

On August 10, 2006, in connection with its previously announced restatement of its quarterly reports on Form 10-Q for the first two quarters of 2005, the Company filed its three 2005 quarterly reports on Form 10-Q and the annual report on Form 10-K for the fiscal year ended December 31, 2005. The previously announced restatement also caused a delay in filing the Company’s quarterly report on Form 10-Q for the period ended March 31, 2006 (previously announced in the Company’s Form 12b-25 filed May 10, 2006). Upon filing of the 2005 reports, the Company commenced work on its Form 10-Qs for the first and second quarters of 2006. Filing of both of these two 2006 quarterly reports will be made upon management’s finalization of its work on these reports and the related reviews by the Company’s independent registered public accountants, which the Company currently expects should be completed by the end of the third fiscal quarter of 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley D. Kohn	636	474-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MEMC Electronic Materials, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ Kenneth H. Hannah
Kenneth H. Hannah, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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